NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

October 5, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended May 31, 2011
(the “2011 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 27, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto.

General

1.	Please provide an accounting analysis that supports the consolidation conclusion of the schools into the VIE, including which accounting model has been applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model as well as the details and judgments of the accounting analysis.

The Company has prepared a supplemental memorandum (the “School Consolidation Analysis Memo”), attached as Annex I hereto, to set forth the basis for the consolidation of its schools into the consolidated financial statements of the Company. The Company’s independent auditors, Deloitte Touche Tohmatsu CPA Ltd., have reviewed the School Consolidation Analysis Memo and confirmed that they agree with the analysis and conclusions set forth in the memorandum.

2.	Please tell us other models that were considered and rejected and whether they could result in a non-consolidation accounting conclusion.

The Company respectfully refers the Staff to paragraphs 37 and 38 of the School Consolidation Analysis Memo attached as Annex I hereto, which also address the Staff’s comment No. 2.

3.	Please tell us if the schools were not consolidated on the VIE’s financial statements, whether the alternative accounting result of accounting for the arrangements would result in a material difference to the financial statements.

The Company respectfully advises the Staff that even if the schools were not consolidated on the VIE’s financial statements, the Company believes they would be consolidated in the Company’s financial statements. The alternative accounting result of accounting for the arrangements would not result in any difference to the financial statements.

4.	Please provide an analysis of the arrangements, including the terms such as expiration, cancellation provisions, etc., between the VIE and the government and/or entity that holds the schools and explain an overview of how control and economics work. For example, please ensure the following questions are addressed:

a.	Please describe whether an entity is involved in the structure and if so what capacity, what type of entity, own owns the entity, purpose and design, etc.

b.	Did the VIE make an upfront contribution to receive the sponsorship agreement, or does the VIE makes payments to the government over time?

c.	What is the substance of the rights conveyed to the VIE through the contractual arrangements?

d.	Are there any barriers or restrictions to the rights or economics conveyed through the contractual arrangements?

It is the Company’s understanding that the “VIE” referred to in the Staff’s comment letter dated September 27, 2012 is Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”), the variable interest entity whose sole nominee shareholder is a PRC entity controlled by Michael Minhong Yu and whose financial results are consolidated into the Company’s consolidated financial statements.

2

The Company respectfully advises the Staff that there are no contractual or other arrangements between New Oriental China and the PRC government with respect to New Oriental China’s sponsorship of the schools. Local education authorities grant “Permits for Operating a Private School” to private schools based on applications prepared by sponsors pursuant to the Law for Promoting Private Education. For each school, other than the Permit for Operating a Private School, New Oriental China does not have “sponsor agreements” or any other agreements with the government authority that issues the permit for the school. Sponsor agreements normally exist among co-sponsors of a private school to determine their respective contributions, rights and obligations to the private school. There is no such sponsor agreement between New Oriental China and any other party because New Oriental China is the only sponsor of the schools for which it has obtained the sponsorship status. New Oriental China’s rights to these schools are based on the Law for Promoting Private Education and its implementation rules, not based on agreements with any governmental authorities. As the sponsor of its schools, New Oriental China makes an upfront capital contribution to each school to receive the sponsorship status and it does not make and is not required to make payments to the government for being the sponsor of the school.

In light of the Staff’s comments, the Company has prepared a supplemental memorandum (the “PRC Legal Analysis Memo”), attached as Annex II hereto, to summarize its analysis of applicable PRC law concerning the “sponsorship interests” in the schools. The Company’s outside PRC legal counsel, Tian Yuan Law Firm, has reviewed the PRC Legal Analysis Memo and confirmed that it agrees with the analysis and conclusions set forth in the memorandum.

5.	Please describe any legal restrictions that prevent the VIE from receiving economics. We understand from prior responses that the WFOE has service contracts with the schools that are not subject to the “reasonable return” restrictions for sponsorship agreements. We also understand from prior responses that the VIE has sponsorship agreements with the schools that are subject to the “reasonable returns” and limit the sponsors return upon liquidation. Are there any other legal restrictions?

a.	Please tell us what impact the “reasonable returns” restrictions for sponsorship agreements have on the accounting analysis.

b.	Please tell us what impact the fact that upon liquidation of the school the sponsor is legally restricted to only receive its contribution and no return has on the accounting analysis.

The Company respectfully refers the Staff to paragraphs 3 through 9, paragraphs 18 and 19 and 30(c) of the School Consolidation Analysis Memo attached as Annex I hereto, which also address the accounting related questions included in the Staff’s comment No. 5.

For the Staff’s comment No. 5.b. related to the sponsor’s rights upon liquidation of the school, the Company respectfully refers the Staff to Section 2.3.3 of the PRC Legal Analysis Memo attached as Annex II hereto.

*    *    *

3

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at +86 186 000 31388 or +852 9543 5566 or the Company’s U.S. counsel, Z. Julie Gao and Brian Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850 and (202) 371-7180, respectively.

Thank you.

Very truly yours,

/S/ LOUIS HSIEH
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, New Oriental Education & Technology Group Inc.
Z. Julie Gao, Esq., Brian Breheny, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Eric Phipps, Mark Lian
Deloitte Touche Tohmatsu CPA Ltd.

Annex Index

Annex I	Analysis—Consolidation of Schools
Annex II	Analysis—Sponsorship Interests in Private Schools

ANNEX I

ANALYSIS—CONSOLIDATION OF SCHOOLS

ANNEX I

ANALYSIS—CONSOLIDATION OF SCHOOLS

EXECUTIVE SUMMARY

Our consolidated variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd., a PRC domestic company (“New Oriental China” or the “VIE”), provides private educational services through the schools (“NOC Schools”) that it has established. To establish a school, New Oriental China is required to submit an application form together with documents including articles of association, name(s) of sponsor(s) and evidence of teaching premises to obtain the education permit and the registration certificate of non-public non-corporation from the Ministry of Education and the Civil Administration Bureau or their local counterparts, respectively. Schools may be established as “Schools Requiring Reasonable Returns” (“RRR Schools”) and “Schools Not Requiring Reasonable Returns” (“NRRR Schools”). In each instance:

•

New Oriental China’s sponsorship interest was a result of its initial capitalization of the sponsored school and New Oriental China is exposed to the risk of loss of its sponsorship interest if the economic performance of the school is not sufficient to return New Oriental China’s investment to it upon liquidation of the school.

•	New Oriental China’s sponsorship interest provides New Oriental China with the ability to control the NOC Schools’ boards of directors and thus the activities of the schools.

•

The NOC Schools pay fees to our wholly-owned subsidiaries in China (“WFOEs”) in exchange for the receipt of services and/or goods pursuant to various service agreements entered into between the NOC Schools and our WFOEs (the “Service Agreements”). There is no legal, regulatory or contractual restriction on the amount of fees that may be paid by the NOC Schools under these Service Agreements.

•	New Oriental China’s sponsorship interest is transferable to third parties at fair value should we choose to do so.

In some instances:

•

New Oriental China is also permitted to have the NOC Schools distribute profits to New Oriental China as a means of distributing these NOC Schools’ earnings. It is not envisioned that this would typically occur, nor does the inability to do this in some instances represent a barrier to participating in the economic performance of the NOC Schools, as we view our ability to receive and adjust the amount of service fees through provision of services by our WFOEs as the primary means by which we manage the capital balances in the NOC Schools.

•

New Oriental China is not prohibited to receive any net assets that remain (in excess of its original capital contribution) upon liquidation. It is not envisioned that this would typically occur, nor do uncertainties in some local regulations on New Oriental China’s ability to receive residual assets in excess of the invested capital represent a barrier to participating in the economic performance of the NOC Schools as we have the ability to manage the net asset position of each NOC School by providing services to the NOC School and receiving service fees paid to our WFOEs prior to liquidating the NOC School.

ANNEX I-1

Please refer to Appendix A for a comparison of similarities and differences between RRR and NRRR Schools.

Although we believe that New Oriental China’s sponsorship interests in the NOC Schools are the substantive equivalent of an equity interest that conveys voting control to New Oriental China, we have concluded that the NOC Schools are variable interest entities that are appropriately consolidated by the Company because:

•

The NOC Schools do not qualify for the business scope exception, the not-for-profit scope exception and the governmental enterprise scope exception or any other scope exception to the variable interest entity consolidation model provided by under ASC 810-10-15-12 or 15-17.

•

Our WFOEs have disproportionately few voting rights with regards to the NOC Schools, due to the fact that our WFOEs have the obligation to absorb expected losses of the NOC Schools and the right to receive expected residual returns of the NOC Schools via their Service Agreements, but do not possess any voting rights.

•	Our WFOEs and New Oriental China represent related parties due to the fact that they are under the common control of and are appropriately consolidated by the Company.

•

Substantially all of the activities of the NOC Schools are conducted on behalf of our WFOEs and their related party, New Oriental China. Accordingly, the NOC Schools are VIEs under ASC 810-10-15-14(c).[1]

•

Although alternative interpretations of the primary beneficiary guidance in ASC 810-10 could lead to different conclusions as to which intermediate subsidiary (New Oriental China or our WFOEs) is the primary beneficiary of the NOC Schools, given the fact that each intermediate subsidiary is appropriately consolidated by the Company, and the intermediate subsidiaries do not issue standalone financial statements, we conclude that identification of the “chain of consolidation” is not required.

We have also evaluated whether we would reach a different consolidation conclusion if we concluded that the NOC Schools represented voting interest entities. Here again, we concluded that the NOC Schools would be appropriately consolidated by the Company. Under this voting interest model, the chain of consolidation would be through our consolidated VIE, New Oriental China.

We considered but ultimately rejected evaluating our involvement with the NOC Schools under the leasing literature, noting that given our conclusion that the NOC Schools would be appropriately consolidated by the Company under either the variable interest entity or voting interest entity model, and because we do not issue standalone financial statements for either New Oriental China or our WFOEs, any lease that may have been identified would eliminate in consolidation.

[1]	Although we believe other conditions in ASC 810-10-15-14 might also be met with regards to the NOC Schools, because ASC 810-10-15-14 only requires that one condition be met in order for an entity to be considered a VIE, we have not analyzed the conditions in ASC 810-10-15-14(a) or (b) in this submission.

ANNEX I-2

The basis for the conclusions summarized above is contained in our detailed accounting analysis below.

ESTABLISHMENT OF SCHOOLS

1.	As mentioned in paragraph 1 of the VIE Analysis Memo submitted on July 31, 2012 (the “VIE Analysis Memo”), New Oriental Education & Technology Group Inc. (hereby referred to as the “Company” or “we” or “our”) conducts its private educational service business in China primarily through contractual arrangements with Beijing New Oriental Education & Technology (Group) Co., Ltd, a PRC domestic company (“New Oriental China” or the “VIE”) and the VIE’s subsidiaries in China, including “NOC Schools” (collectively referred to as “NOC”) and the shareholder of New Oriental China. The Company, its subsidiaries and NOC are collectively referred to as the “Group.”

2.	Our first school, Beijing Haidian District Privately-Funded New Oriental School, was established by Michael Minhong Yu, our Chairman and Chief Executive Officer in October 1993. New Oriental China was established in 2001 to act as the sponsor for all of our schools and sponsorship for Beijing Haidian District Privately-Funded New Oriental School was subsequently transferred by Mr. Yu to New Oriental China. To establish a school, one must submit an application form together with documents including Articles of Association, a list of sponsors and evidence of teaching premises to obtain the education permit and the registration certificate of non-public non-corporation from the Ministry of Education and the Civil Administration Bureau respectively. As discussed in the response to comment No. 1 in the response letter dated September 6, 2012, and as explained in more detail below, New Oriental China is viewed as the owner of each of the “NOC Schools” for which the VIE is the “sponsor”.

OWNERSHIP AND RESTRICTION FOR DISTRIBUTION OF SCHOOL ASSETS TO THE SPONSOR OF THE SCHOOL

3.	After consulting with our PRC counsel, we believe that under current PRC law, the “sponsorship interest” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. Please refer to the Analysis of PRC Law Concerning Sponsorship Interests in Private Schools (the “Legal Analysis Memo”) attached hereto as Annex II for further details.

ANNEX I-3

As described in the response to comment No. 2 of our previous submission to the Staff dated September 24, 2012, there are no restrictions on the distribution of cash to a school’s sponsor or its affiliates in the form of fees under the Service Agreements nor are there restrictions on the use and disposition of these assets in the schools under the PRC law except that the schools cannot encumber their educational facilities to any third party. In some jurisdictions within China, it is unclear as to whether there are restrictions on the ability of the VIE as the sponsor to obtain as a distribution of net assets upon liquidation an amount that exceeds their invested capital in the NOC Schools. However, as explained in more detail in paragraph 5 below, there are no restrictions on the amount of fees that may be paid by the NOC Schools (whether an RRR School or a NRRR School) to the sponsor or affiliates of the sponsor (i.e., the WFOEs that are appropriately consolidated by the Company). The impact on the Company’s accounting of these restrictions on dividends and the unrestricted ability of the Company to receive such fees from the NOC Schools is contained in more detail below.

4.	As of May 31, 2012, we had 22 schools that are classified as NRRR School, 24 schools that are classified as RRR Schools, and that are 9 unclassified.[2] We elected the NRRR status for some schools as we initially believed that the NRRR status may entitle us to certain tax benefits; however, most of our NRRR Schools are subject to the 25% standard enterprise income tax rate. We, after having consulted with our PRC counsel, understand that there is no administration distinction between RRR and NRRR schools except for the restriction on the distribution of profits as described in paragraph 9 below.

5.	As stated in Section 2.3.3 of the Legal Analysis Memo, we understand that there are ambiguities in certain PRC local regulations on whether a sponsor is entitled to receive a private school’s residual assets in excess of the sponsor’s capital contribution. However, in despite of these uncertainties, it is permissible under the PRC law for a sponsor to receive service fees from schools by having the sponsor’s affiliates provide exclusive services to the schools in exchange for service fees. This ability to receive service fees exists without regards to a school’s status as an NRRR School or RRR School. Private schools have the legal right to enter into service agreements, accept services and pay services fees according to the services agreements. Pursuant to Article 35 of the Law for Promoting Private Education, a private school has property rights over the assets accumulated throughout the schools’ operation. Pursuant to Article 43 of the Law for Promoting Private Education, any entities are encouraged to provide services to private schools. Accordingly, a private school may enter into services agreements with any other entities that provide services to the school and pay fees as required by the agreements. Although New Oriental China, under our direction, has chosen not to enter into such agreements between itself and the NOC Schools, as explained in our response letters dated July 31, 2012 and September 6, 2012, we have instructed the NOC Schools to enter into such agreements with our consolidated WFOEs.

[2]	Included in these figures are two kindergartens under a different brand, the sponsor of which is a company wholly owned by Beijing Judgment Education & Consulting Co., Ltd., one of our WFOEs. Although these kindergartens are not the subject of this accounting analysis, which primarily addresses the accounting for the 53 schools sponsored by New Oriental China, we have included a brief summary of our consolidation analysis for these kindergartens in footnote 6 at the end of this analysis.

ANNEX I-4

6.	NOC Schools assets consists primarily of cash and cash equivalents and hard assets which primarily include buildings, leasehold interests in over 600 leased facilities and tangible property, plant and equipment used in the ordinary course of business such as computers, furniture and educational equipment. Please refer to the table below for the details of assets as of May 31, 2011:

School entities’ asset composition as of May 31, 2011	USD ‘000%

Cash & cash equivalents	293,758	53.0%

Land & buildings	89,193	16.1%

Leasehold improvement	35,008	6.3%

Other fixed assets	26,045	4.7%

Other assets (e.g. prepaid rent and deposits)	110,301	19.9%

Total assets	554,305	100.0%

7.	The NOC Schools are “legal persons” under PRC law and own assets according to the Law for Promoting Private Education and the NOC Schools enjoy property rights of the legal persons that own these assets, including the right to enter into service agreements as described in the Legal Analysis Memo. Furthermore, the legal titles of the assets included in the table above reside in the schools.

8.	PRC laws and regulations require RRR Schools to make annual appropriations of 25% of after-tax income prior to payments of dividends to its development fund to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of NRRR schools, this amount should be equivalent to no less than 25% of the annual increase of net assets of the schools as determined in accordance with generally accepted accounting principles in the PRC.

9.	For RRR Schools, other than the PRC legal requirements regarding the reserve for development fund as described in paragraph 8 above, there generally are no restrictions that prevent the NOC Schools from distributing profits of any kind to New Oriental China as their sponsor. There also are no PRC laws that prohibit distribution of these reserves for development funds to sponsors upon liquidation of the NOC Schools. For NRRR Schools, the NOC Schools are restricted from distributing profits to the sponsors. However, as mentioned above, the NOC Schools, regardless of their status as RRR or NRRR schools could pay service fees under the Service Agreements to our WFOEs, and there are no restrictions as to the amount (minimum or maximum) or form of these fees. There are also no legal restrictions that would prevent the NOC Schools from entering into services agreements with any parties, including our WFOEs and pay service fees pursuant to these service agreements.

ANNEX I-5

CONTRACTUAL ARRANGEMENTS EXIST BETWEEN THE NOC SCHOOLS, NEW ORIENTAL CHINA AND “WFOEs”

10.	As discussed in paragraph 8 of the VIE Analysis Memo, there are a list of contractual agreements that we entered into with New Oriental China (i.e. the VIE), NOC Schools and the shareholders of New Oriental China (“Nominee Shareholders”), including:

a.	Equity Pledge Agreements entered into between New Oriental China, the nominee shareholder(s) and our WOFEs;

b.	Exclusive Option Agreements entered into between the Company and the Nominee Shareholder(s)

c.	Service Agreements

i.	New Enrollment System Service Agreements entered into between certain of our WFOEs and certain NOC Schools

ii.	Other operating Service Agreements entered between certain of our WFOEs and certain NOC schools

iii.	Software Sale Agreements entered into between certain of our WFOEs and certain NOC Schools

iv.	Trademark License Agreements entered into between the Company and New Oriental China and also entered into between Shanghai Smart Words, one of our WFOEs, and Beijing New Oriental Vision Overseas Consultancy Co., Ltd, a subsidiary of New Oriental China.

For details of the terms and conditions and nature of each of these agreements, please refer to the response to comments No. 2 and No. 23 in our response letter dated July 31, 2012.

11.	As confirmed with our PRC legal counsel, no government approvals or registrations are currently or historically have been required for entering into the agreements listed out in paragraph 10 above except for the Equity Pledge Agreements.

12.	As discussed in paragraphs 12 and 13 of our VIE Analysis memo, the terms and conditions of all Service Agreements were centrally determined and adjusted as appropriate by the Company’s Group Financial Department and implemented from top down. The Direct Transfer Option as described in paragraph 20(2) of our VIE Analysis Memo gives us substantive kick out right to control the nominee shareholder (see paragraphs 64 to 66 of the VIE Analysis memo) so as to allow us to effectively control the decisions that are made by New Oriental China (in the capacity as the sponsor of the NOC Schools) and the NOC Schools (under the direction of their sponsor, New Oriental China) including the execution of new Service Agreements and their approval of service fees and renewal of Service Agreements as well as the execution of Equity Pledge Agreements and Exclusive Option Agreements.

13.	As mentioned in paragraph 14 of our VIE Analysis Memo, NOC Schools incurred services fees of US$6.5 million, US$23.7 million, US$35.2 million, US$54.8 million, US$49.4 million and US$74.2 million of which US$6.3 million, US$20.2 million, US$28.2 million, US$35.8 million, US$59.4 million and US$65.7 million was paid to the WFOEs in fiscal years 2006, 2007, 2008, 2009, 2010 and 2011, respectively, by bank remittances without the need of any regulatory approval. The remaining balance was settled in the fiscal year 2012.

ANNEX I-6

14.	Each NOC School’s daily operation is directed by the School’s principal who reports to the School’s board of directors, which are in turn appointed by the School’s sponsor, New Oriental China. As explained in paragraphs 59-70 of the VIE Analysis Memo, the Company controls New Oriental China. Therefore, the Company possesses the ability to make major decisions that affect each School, including appointing or dismissing the School’s principal. In practice, the Company’s Presidential Office Committee appoints and dismisses the School principals at its discretion, the accounting and treasury function of each School is the responsibility of the School’s finance manager, who in turn reports to the school principal and the Company’s Finance Director.

15.	The educational services are provided by NOC Schools while our WFOEs provide teaching, management, operational and marketing support to New Oriental China and NOC Schools. Strategic and major decisions that most significantly affect our economic performance of educational business are made by the Company through the Company’s board of directors and Presidential Office Committee, which include:

i. developing content of and establishing pricing for educational programs;

ii. hiring and conducting performance evaluations of school principals and teachers;

iii. managing student enrollments;

iv. marketing and recruiting students;

v. policy over payment of cash from the Schools to the WFOEs, and from the WFOEs to other subsidiaries of the ListCo; and

vi. expansion of network and learning centers.

ACCOUNTING ANALYSIS

I.	Consideration of Appropriate Consolidation Model:

Application of scope exceptions:

Business Scope Exception

16.	As described in paragraph 37 of our VIE Analysis Memo, New Oriental China and the NOC Schools meet the definition of a “business.” However, we concluded that the NOC Schools do not qualify for the scope exception to the VIE Subsections of the Codification afforded certain businesses because the Company (inclusive of its wholly owned WFOE subsidiaries) participated significantly in the design/redesign of the NOC Schools. Accordingly, the condition in ASC 810-10-15-17d(1) is present.

ANNEX I-7

Not For Profit Scope Exception

17.	ASC810-10-15-17(a) states that:

Not-for-profit entities (NFPs) are not subject to the Variable Interest Entities Subsections, except that they may be related parties for purposes of applying paragraphs 810-10-25-42 through 25-44. In addition, if an NFP is used by business reporting entities in a manner similar to a VIE in an effort to circumvent the provisions of the Variable Interest Entities Subsections, that NFP shall be subject to the guidance in the Variable Interest Entities Subsections. FIN46(R), paragraph 4.

The definition of a not-for-profit entity in ASC958-10-20 states, in part:

An entity that possesses the following characteristics, in varying degrees, that distinguish it from a business entity:

a.	Contributions of significant amounts of resources from resource providers that do not expect commensurate or proportionate pecuniary return

b.	Operating purposes other than to provide goods or services at a profit

c.	Absence of ownership interests like those of business entities

Entities that clearly fall outside this definition include the following:

a.	All investor-owned entities

b.	Entities that provide dividends, lower costs, or other economic benefits directly or proportionately to their owners, members, or participants, such as mutual insurance entities, credit unions, farm and rural electric cooperatives and employee benefit plans

18.	The Company evaluated and concluded that NOC Schools do not possess any of the three characteristics of a not-for-profit entity contained in ASC985-10-20. At the direction of the Company, New Oriental China, as the sponsor, has specifically capitalized the NOC Schools with the intention of allowing New Oriental China, the WFOEs and/or the Company to receive profits (in the form of distributions and/or fees under the Service Agreements) from the NOC Schools as opposed to doing so without the expectation of “commensurate or proportionate pecuniary return.” NOC Schools do not have the characteristics of ASC958-10-20(b) because the purpose of establishing the NOC Schools is to provide educational services to the students for profit so as to transfer the profits to our WFOEs via the Service Agreements (for both RRR and NRRR Schools) and/or distributions of earnings (RRR Schools only)[3]. For the reasons articulated in the Legal Analysis Memo, the sponsorship interests are the substantive equivalent of an equity interest. Accordingly we believe that the NOC Schools do not possess the characteristics of ASC 958-10-20(c).

[3]	Note that although no such distributions have been declared historically, the Company maintains the ability to do so for RRR Schools.

ANNEX I-8

Consideration of Alternative View

We considered an alternative view, which is that for the subset of schools that have been designated NRRR, restrictions on the NRRR school’s ability to make distributions to their sponsor would causes this subset of schools to lack ownership interests. Similarly for those schools residing in local jurisdictions that restrict distributions of net assets in excess of the sponsor’s invested capital, this subset of schools would also lack ownership interests under this alternative view. Under this alternative view one might conclude that both subsets of schools should be considered not-for-profit entities and thus would be scoped outside of the VIE literature. We ultimately rejected this alternative for the following reasons:

•

ASC 958-10-20 acknowledges that a not for profit entity possess the three characteristics in varying degrees. That is, the absence of a single characteristic would not in and of itself indicate that an entity should be treated as a not-for-profit for accounting purposes. This is confirmed by ASC 958-10-15-4, which addresses the scope of ASC Topic 958, Not for Profit Entities, and states:

NFPs have the characteristics in criteria (a), (b), and (c) of the definition of not-for-profit entity in varying degrees. An entity could meet the definition of an NFP without meeting criterion (a), (b), or (c). [emphasis added]

This concept is also evidenced in paragraph 8 of FASB Statement of Concepts No. 4, Objectives of Financial Reporting by Nonbusiness Organizations (CON4), which states:

Some organizations have no ownership interests but are essentially self-sustaining from fees they charge for goods and service. Examples are those private nonprofit hospitals and nonprofit schools that may receive relatively small amounts of contributions and grants but finance their capital needs largely from the proceeds of debt issues and their operating needs largely from service charges rather from private philanthropy or governmental grants. As a result, assessment of amounts, timing, and uncertainty of cash flows become the dominant interest of their creditors and other resource providers and profitability becomes an important indicator of performance. Consequently, the objectives of Concepts Statement 1 [Objectives of Financial Reporting by Business Enterprises] may be more appropriate for those organizations.

ANNEX I-9

•

As stated in Section 2.3 of the Legal Analysis Memo, New Oriental China as the sponsor of the NOC Schools has the right to “profit from” the school. As stated in paragraph 5 above, there are no restrictions on the Company’s ability to participate in the economic performance of this subset of schools via the service fees paid under the Service Agreements.

•

As articulated in Section 2.3 of the Legal Analysis Memo, there are no restrictions on the Company’s ability to participate in appreciation or depreciation of the NRRR schools’ fair value via transfers of their sponsorship to third parties at fair value.

Consequently, we concluded that the inability of the NRRR schools to distribute profits and the ambiguities in certain PRC local regulations on the ability of other schools to distribute net assets to New Oriental China in excess of New Oriental China’s invested capital do not cause these schools to be considered not-for-profit entities, and accordingly, these schools are not precluded from being within the scope of the Variable Interest Entities accounting framework.

Governmental Entity Scope Exception

19.	ASC 810-10-15-12(e) states:

A reporting entity shall not consolidate a governmental organization and shall not consolidate a financing entity established by a governmental organization unless the financing entity meets both of the following conditions:

1.	Is not a governmental organization

2.	Is used by the business entity in a manner similar to a [variable interest entity] (VIE) in an effort to circumvent the provisions of the Variable Interest Entities Subsections.

Paragraph 1.01 of the AICPA Audit and Accounting Guide Audits of State and Local Governmental Units (Non-GASB 34 Edition) defines governmental organization as follows:

Public corporations and bodies corporate and politic are governmental entities. Other entities are governmental entities if they have one or more of the following characteristics:

•	Popular election of officers or appointment (or approval) of a controlling majority of the members of the organization’s governing body by officials of one or more state or local governments;

•	The potential for unilateral dissolution by a government with the net assets reverting to a government [without compensation by that government]; or

•	The power to enact and enforce a tax levy

ANNEX I-10

Furthermore, entities are presumed to be governmental entities if they have the ability to issue directly (rather than through a state or municipal authority) debt that pays interest exempt from federal taxation. However, entities possessing only that ability (to issue tax-exempt debt) and none of the other governmental characteristics may rebut the presumption that they are governmental if their determination is supported by compelling, relevant evidence.

Paragraph 3 of the GASB staff paper Applicability of GASB Standards lists additional characteristics that may indicate an entity is a governmental organization, including the following:

•	Legal decisions that provide the entity with the privileges or responsibilities of ‘government.

•	Classification as government by the U.S. Bureau of Census.

•	Evidence of managerial control by a governmental entity (e.g., ability to designate day-to-day operating management, imposition by statute of day-to-day operating requirements).

•	Possession of other sovereign powers.

•	Exemption of income from federal taxation through revenue rulings based on the governmental character of the entity.

•	If acquired rather than created by a government, the purpose of the acquisition and its expected permanence.

We considered the above characteristics and concluded that the NOC Schools do not meet the definition of governmental organizations and are not financing entities established by any governmental organization. As stated in Section 2.2 of the Legal Analysis Memo, New Oriental China as the sponsor of the NOC Schools has the right to “utilize” the school. Such right is supported by the PRC laws and regulations that give the sponsor the rights to exercise ultimate control over the private school including:

•

New Oriental China, as opposed to a governmental agency has the ultimate control of the business and affairs of the school through its control over the school’s decision making bodies, i.e., the school’s board of directors and principle and also has control over the private school’s constitutional documents. (Please see Section 2.2 of the Legal Analysis Memo for details).

•

Upon the liquidation of NOC Schools, the net assets of the NOC Schools, to the extent that they have not already been removed from the NOC Schools via the Service Agreements over the life of the School, will not become state-owned property. (Please see Section 2.3.3. of the Legal Analysis Memo for details). In addition, the Company has the ability to adjust fees payable under the Service Agreements in a manner that would allow the Company (via its WFOE subsidiaries) to minimize the amount of nets assets, if any, that would remain in an NOC School prior to its liquidation.

ANNEX I-11

•	The NOC Schools do not have the power to enact and enforce a tax levy.

•	The NOC Schools are established by New Oriental China rather than being created by the government.

Accordingly, we concluded that the NOC Schools are not precluded from being within the scope of the Variable Interest Entities accounting framework.

20.	Finally, we noted that the NOC Schools do not meet any of the other scope exceptions noted in ASC 810-10-15-12 or ASC 810-10-15-17.

II.	What are the variable interests in the NOC Schools? (Paragraphs of 21 through 26 of ASC810-10-25 prior to and subsequent to its amendment by ASU2009-17)

21.	As discussed in the paragraphs 38 through 44 in the VIE Analysis Memo, we concluded that the service fees paid by the NOC Schools are not commensurate with the level of effort required (by the WFOE) to provide these services. Thus, the service fees would not meet the condition specified in ASC810-10-55-34a (prior to its amendment by ASC2009-17) or ASC810-10-55-37a (prior and/or subsequent to its amendment by ASU2009-17), and thus the Service Agreements that give rise to such fees would be considered variable interests under the guidance applicable for evaluating fees paid to a counterparty whether the counterparty (i.e. the WFOE) is considered a service provider or a decision maker.

22.	In addition, as established earlier in paragraph 3 and as explained more fully in Section 2.32 and 2.3.1 of the Legal Analysis Memo, New Oriental China’s sponsorship interest in the NOC Schools legally entitles New Oriental China (a) to sell their sponsorship interest to other parties prior to liquidation; and (b) to be exposed to a loss of the invested capital if the school is liquidated and the net assets of the school are insufficient to repay New Oriental China’s invested capital. Accordingly, we concluded that such sponsorship interests would also be considered a variable interest in the NOC Schools. We have not identified any other significant variable interests in the NOC Schools.

III.	Consideration of whether the NOC Schools are VIEs

23.	Pursuant to ASC 810-10-15-14, a legal entity is deemed a VIE if any one of three conditions are met:

a.	…

ANNEX I-12

b.	…

c.	The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)(1).

24.	NOC Schools are considered to be VIEs as they meet the condition set out in ASC810-10-15-14(c). Substantially all the activities of NOC Schools involve or are performed on behalf of WFOEs and New Oriental China. As established in our previous response letters dated July 31, 2012 and September 6, 2012, we believe that the WFOEs and New Oriental China are appropriately consolidated by the Company. As affiliates that are under common control, the WFOEs and New Oriental China would be considered related parties. Accordingly, because substantially all of the activities of the NOC Schools are conducted on behalf of the related party group comprised of the WFOEs and New Oriental China, the condition in ASC 810-10-15-14c(2) is met. In addition, because the WFOEs do not have any direct voting rights over the NOC Schools, but through the Service Agreements possess the right to receive a significant portion of the expected residual returns of the NOC Schools and the obligation to absorb the expected losses, the WFOEs have disproportionately few voting rights with regards to the NOC Schools. Thus, we have concluded that condition in ASC 810-10-15-14c(1) is also present, and the NOC Schools are variable interest entities pursuant to the guidance in ASC 810-10-15-14c.[4]

[4]	See footnote 1.

ANNEX I-13

IV.	Identification of the Primary Beneficiary of the NOC Schools

Who is the primary beneficiary under ASC 810-10-25-38A for the fiscal years beginning on or after June 1, 2010 (i.e. subsequent to adoption of ASC 810 as amended by ASU 2009-17):

25.	ASC 810-10-25-38A provides the following guidance for assessing whether or not an entity is the primary beneficiary:

A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

26.	ASC 810-10-25-44 provides the following guidance for assessing situations in which a de facto agent or related party also holds a variable interest in a variable interest entity:

In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity and its related parties (including the de facto agents described in the preceding paragraph) have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.	The existence of a principal-agency relationship between parties within the related party group

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group

c.	A party’s exposure to the variability associated with the anticipated economic performance of the VIE

d.	The design of the VIE.,

ANNEX I-14

27.	If one were to follow the chain of command (i.e. a bottoms up approach to evaluating entities for consolidation in a multi-tiered org chart), and as explained in more detail above in paragraph 14-15 and in Section 2.2 of the Legal Analysis Memo, the power to direct the activities of the NOC Schools vests to New Oriental China through its sponsorship interest in the schools. In addition, as explained in paragraph 22 above, New Oriental China is exposed to the risk of loss associated with its capital contribution to the NOC Schools, and for the NOC Schools located in certain jurisdictions; New Oriental China possesses the ability to receive distributions of net assets in excess of their initial capital contribution upon liquidation. Thus, following the guidance in ASC 810-10-25-38A one would conclude that the NOC Schools should be appropriately consolidated by New Oriental China as New Oriental China possesses both of the characteristics in ASC 810-10-25-38A and thus would consolidate the NOC Schools. Although we did not provide as much detail, this chain of consolidation is consistent with the conclusions expressed in paragraph 34 of the VIE Analysis memo.

28.	However, because the Direct Transfer Option represents a substantive kick-out right as discussed in the VIE Analysis Memo, we can effectively control the nominee shareholder of New Oriental. Accordingly, the rights that accrue to New Oriental as the sponsor of the NOC Schools effectively accrue to us. Furthermore, through the Service Agreements between our WFOEs and the NOC Schools, we can control (by altering the amount of fees payable under such agreements) the amount of variability in the economic performance of New Oriental China and can decide whether we would prefer to absorb such variability directly (by putting Service Agreements in Place between New Oriental China and our WFOEs) or indirectly, by altering the terms of the Service Agreements between our WFOEs and the NOC Schools that are sponsored by New Oriental China. Hence, the Company has previously concluded that New Oriental China is appropriately consolidated by the Company, and our WFOEs, which are our wholly own subsidiaries, and New Oriental China, our consolidated VIE, are entities under common control.

29.	Because it is possible for a reporting entity to move power and economics around amongst its common control group in order to direct the consolidation of an entity towards an intermediary subsidiary of its choosing, consistent with the interpretative guidance published by our independent accountants, attached as Appendix B hereto , we considered each party’s involvement with the NOC Schools under the four factors presented in ASC 810-10-25-44 to identify whether a different conclusion might also be appropriate.

30.	Within this related party group, after considering all the relevant facts and circumstances, we have concluded that the Company (inclusive of its consolidated WFOEs) is the party that is most closely associated with NOC Schools pursuant to ASC810-10-25-44 because of the following:

a.	The existence of a principal-agency relationship between parties within the related party group

ANNEX I-15

As discussed in paragraphs 63-66 of VIE Analysis Memo, our substantive kick-out right (by means of our ability to exercise the Direct Transfer Option which is held by the Company) allows us to effectively control the nominee shareholders of New Oriental China and compel them to take the actions we direct them to take or else they risk being replaced. Hence, the control that New Oriental China has over the NOC Schools through New Oriental China’s sponsorship interest effectively accrues to us. Accordingly, we believe that this indicator would point towards New Oriental China as being an agent of the Company holding such rights, and accordingly would point towards the Company as being the most closely associated with NOC Schools.

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group

As discussed in paragraphs 67-70 of VIE Analysis Memo, the Company is responsible for making the decisions surrounding the activities that most significantly impact NOC Schools’ economic performance. The Company exercises this influence through the Direct Transfer Option which is held by the Company. Furthermore, as described in paragraphs 30-32 of the VIE Analysis Memo all significant intellectual property (curriculum development, enrollments systems, etc) as well as the Group’s Vice Presidents, Department Heads and most employees of the Group’s financial, legal, human resources, President’s Office and other critical departments reside in the WFOEs and are provided to the NOC Schools via the Service Agreements. By contrast, New Oriental China as the shareholder of the NOC Schools is the venue through which the WFOEs and the Company exercise their control over the NOC Schools; however, New Oriental China itself is not currently and has not historically been involved in the day to day activities of nor does it provide any services to NOC Schools. Accordingly, we believe that this indicator would point towards the WFOEs as being the most closely associated with NOC Schools.

c.	A party’s exposure to the expected losses of the VIE

We believe that the WFOEs are the most significant variable interest holder as the service fees paid to our WFOEs pursuant to the terms of the Service Agreements are the most significant variable interests identified in the NOC Schools. As described in paragraphs 63-66 of VIE Analysis Memo, the Direct Transfer Option represents a substantive kick-out right which allows us to effectively control the Nominee Shareholder(s) of New Oriental China. Thus, we can control the decisions that are made by New Oriental China as it affects the NOC schools. There are no restrictions as to the amount (minimum or maximum) of fees our WFOEs can charge the NOC Schools, whether they are RRR or NRRR schools. Therefore, although technically for those NOC Schools that reside in a jurisdiction that would permit New Oriental China to receive dividends and/or distributions of net assets in liquidation that exceed New Oriental China’s invested capital, it is unlikely that this would occur. This is due to the fact that if at some point in the future we determine it is appropriate to transfer any retained earnings of the NOC Schools we would likely do so in the form of service fees pursuant to the terms of our Service Agreements with NOC Schools. Consequently, notwithstanding the fact that New Oriental China continues to have exposure to actual losses of the NOC Schools to the extent of their invested capital balance, we have concluded that by design, our Service Agreements with NOC Schools will absorb substantially all of the expected losses and expected residual returns of NOC Schools.

ANNEX I-16

d.	The design of the VIE.

As discussed in paragraph 37 in VIE Analysis Memo, our business structure was reorganized in contemplation of our offshore fund raising activity with the intention that the Group would develop and house the intellectual property and management that is necessary to operate the education business in our WFOEs while conducting the actual educational service business primarily through the NOC Schools. On the other hand the Company would exercise its control over the NOC Schools through the kick out right over the New Oriental China shareholders. Accordingly, we believe that this indicator would point towards either the WFOEs or the Company as being the most closely associated with NOC Schools.

31.	Based upon our consideration of the indicators in ASC 810-10-25-44, we have concluded that the WFOEs are the member of the related party group that is most closely associated with NOC Schools. We reached this conclusion on the basis that two of the four criteria set forth in ASC 810-10-25-44 (including exposure to economics) point strongly towards the WFOEs, and one criteria also points towards the WFOEs to a lesser degree. Accordingly, we have concluded that under this approach the Company, through the WFOEs, would be considered the primary beneficiary of and thus should consolidate NOC Schools pursuant to ASC 810-10-25-44.

32.

Although we observe that the “chain of consolidation” under the two different approaches described above may be different, the end result is the same. In each instance, the NOC Schools would be appropriately consolidated by the Company, as the intermediary parent of the NOC Schools under either approach (New Oriental China under the pure ASC 810-10-25-38A approach and the WFOEs under the ASC810-10-25-44 common control approach) would continue to be appropriately consolidated by the Company for the reasons articulated in the VIE Analysis Memo.[5]

[5]

Although the Company has several WFOEs, because we have established that we are appropriately consolidating each WFOE (as the sole owner of each WFOE’s equity and/or variable interests) and we do not issue standalone financial statements for each WFOE, we have basically considered the WFOEs to be a single entity for purposes of this analysis.

ANNEX I-17

Who is the primary beneficiary under ASC 810-10-25-38 for fiscal years ending through May 31, 2010 (i.e. prior to the adoption of ASC 810 as amended by ASU 2009-17):

33.	As explained in the VIE Analysis Memo, for periods prior to the adoption of ASC 810 as amended by ASU 2009-17, the identification of a primary beneficiary relied primarily on exposure to a VIE’s expected losses and/or expected residual returns (as opposed to the power based model contained in ASC 810 as amended by ASU 2009-17). In addition, unlike ASC 810 as amended by ASU 2009-17, which instructs preparers to ignore related party relationships if one member of the related party group, on its own, has the characteristics of a primary beneficiary, ASC 810 prior to its amendment by ASU 2009-17 required consideration of the four characteristics in ASC 810-10-25-44 for purposes of identifying the primary beneficiary when a related party group exists.

34.	For the same reasons articulated in paragraphs 23 and 24 above, the NOC Schools would be considered VIEs in the periods prior to the adoption of ASC 810 as amended by ASU 2009-17. In addition, the analysis of the provisions in ASC 810-10-25-44 that is performed above in paragraphs26 through 30 would be applicable in this time period as well. Consequently, the Company has concluded that in the periods prior to the adoption of ASC 810 as amended by ASU 2009-17, the Company, through its WFOE subsidiaries, has appropriately consolidated the NOC Schools.

V. Consideration of Voting Interest Entity Consolidation

35.	ASC810-10-15-8 through 15-10 states in part:

The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

A majority-owned subsidiary is an entity separate from its parent and may be a variable interest entity (VIE) that is subject to consolidation in accordance with the Variable Interest Entities Subsections of this Subtopic. Therefore, a reporting entity with an explicit or implicit interest in a legal entity within the scope of the Variable Interest Entities Subsections shall follow the guidance in the Variable Interest Entities Subsections.

A reporting entity shall apply consolidation guidance for entities that are not in the scope of the Variable Interest Entities Subsections as follows:

a. All majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated. However, there are exceptions to this general rule.

1.	A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner for instance, if any of the following are present:

i.	The subsidiary is in legal reorganization

ANNEX I-18

ii.	The subsidiary is in bankruptcy

iii.	The subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary.

iv.	In some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder (hereafter referred to as noncontrolling rights). In paragraphs 810-10-25-2 through 25-14, the term noncontrolling shareholder refers to one or more noncontrolling shareholders.Those noncontrolling rights may have little or no impact on the ability of a shareholder with a majority voting interest to control the investee’s operations or assets, or, alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner.

v.	Control exists through means other than through ownership of a majority voting interest, for example as described in (b) through (e).

2.	A majority-owned subsidiary in which a parent has a controlling financial interest shall not be consolidated if the parent is a broker-dealer within the scope of Topic 940 and control is likely to be temporary

3.	Except as discussed in paragraph 946-810-45-3, consolidation by an investment company within the scope of Topic 946 of a non-investment-company investee is not appropriate. AAG

36.	As described in our Legal Analysis Memo, the sponsorship in the NOC Schools that are held by New Oriental China is substantially equivalent to ownership that provide New Oriental China with direct voting control. Consequently, although we believe that the NOC Schools are variable interest entities that are appropriately scoped into the VIE consolidation framework, if one were to conclude that the NOC Schools were instead voting interest entities, New Oriental China as the holder of a 100% ownership interest that has the ability to make major decisions that affect each school would appropriately consolidate the NOC Schools under the voting interest entity model. In reaching this conclusion, we noted that the exemptions in paragraph ASC810-10-15-10(a)1(i. – v.) do not apply to NOC Schools. Hence, the consolidation guidance under paragraph ASC810-10-15-8 should apply and New Oriental China should consolidate the NOC Schools. Furthermore, for the reasons articulated in the VIE Analysis Memo, we have previously concluded that the Company is appropriately consolidating New Oriental China, accordingly, under the Voting Interest Entity Model, we have concluded that the NOC Schools would be appropriately consolidated by the Company. Although we did not provide as much detail, this chain of consolidation is consistent with the conclusions expressed in paragraph 34 of the VIE Analysis memo.

ANNEX I-19

Alternative View Considered

37.	Although we believe that the NOC Schools represent variable interest entities for the reasons articulated in paragraphs 23 and 24 above, we have considered the consolidation of the NOC Schools under the voting interest entity model at the request of the Staff. In considering the Voting Interest Entity model, we also identified an alternative view. Specifically, although we believe for the reasons presented in the Legal Analysis contained in Annex II that the sponsorship interests held by New Oriental China are the substantive equivalent of an equity interest, we realize that this is subject to interpretation. Thus, we considered if our conclusion would change were one to conclude that the sponsorship interests were not considered to be the same as equity interests. We note that if such a position were taken, the NOC schools would lack any equity investment at risk, as the entity would lack any legal form equity. Under such a view, application of the voting interest entity consolidation model would be inappropriate, the NOC Schools would become VIEs because they would lack sufficient equity investment at risk, and the Company would remain the primary beneficiary for the same reasons articulated in our VIE analysis above.

VI.	Consideration of Other Models

38.	We considered, but ultimately rejected application of the leasing model to the NOC Schools as we noted that the VIE and the WFOEs do not issue standalone financial statements. Accordingly, if a lease were to exist as a result of the arrangements described herein, such leases would eliminated in the consolidated financial statements of the Company.

ANNEX I-20

VII.	Summary

39.

In summary, we believe that the NOC Schools[6] are variable interest entities, and New Oriental China and our WFOEs represent the holders of all significant variable interests in the NOC Schools. Through New Oriental China’s sponsorship interests in NOC Schools and the Service Agreements between the NOC Schools and our WFOEs, the related party group comprised of the Company, our WFOEs and New Oriental China possesses both of the characteristics of a primary beneficiary. As we have previously established in the VIE Analysis Memo, the Company has concluded that it appropriately consolidates the WFOEs and New Oriental China. Furthermore, the Company does not prepare standalone financial statements for the WFOEs or New Oriental China. Although we acknowledge that an argument can be made in support of the NOC Schools being consolidated by either intermediate subsidiary (i.e. the WFOEs or New Oriental China), we note that the path of consolidation will not impact the consolidated financial statements that are prepared by the Company. Thus, we believe that the NOC Schools have been appropriately consolidated into our financial statements.

[6]

In addition to the schools covered by the analysis above, the Company also has two kindergartens under a different brand, the sponsor of which is a company wholly owned by Beijing Judgment Education & Consulting Co., Ltd, one of our WFOEs. These two kindergarten are also “schools” regulated by the Law for Promoting Private Education. These two kindergartens would be consolidated by our WFOEs under either the voting interest or variable interest entity models. Specifically, if these schools were considered variable interest entities, for essentially the same reasons articulated above with regards to New Oriental China’s sponsorship interest, the WFOEs as the sponsors of these schools would possess the power to direct the activities that would most significantly impact the economic performance of these schools. Furthermore, as the holder of a sponsorship interest and as the counterparty of the Service Agreements, the WFOEs would hold the only significant variable interest in these schools and thus, would possess the right to receive benefits and/or the obligation to absorb losses that could potentially be significant to these schools. Accordingly, the WFOEs would be the only primary beneficiary candidate and no consideration of the guidance in ASC 810-10-25-44 would be necessary. If these kindergartens were considered voting interest entities, the WFOEs as the sole holder of their sponsorship/equity interest would possess a controlling financial interest that would necessitate consolidation.

ANNEX I-21

APPENDIX A TO ANNEX I

COMPARISON OF SCHOOLS REQUIRING REASONABLE RETURNS (“RRR SCHOOLS”) AND

SCHOOLS NOT REQUIRING REASONABLE RETURNS (“NRRR SCHOOLS”)

	RRR Schools	NRRR Schools
Number of New Oriental Schools as of May 31, 2012[1]	24	22
Sponsorship Interest in Each School	100%	100%
1. Sponsor’s right to establish initial board/governance structure

Same. A private school’s sponsor has the statutory right to appoint the initial directors of the school pursuant to Article 9 of the Implementation Rules for Promoting Private Education, subject only to the requirement under Article 20 of the Law for Promoting Private Education, which provides that the board of a school should consist of the sponsor or its agent(s), the school principal and school employee representative(s).

2. Sponsor’s right to select/appoint replacement board members

Same. Article 14 of the Implementation Rules for Promoting Private Education provides the sponsor the power to determine the procedures governing subsequent changes to the board of directors of the school, subject only to the requirement under Article 20 of the Law for Promoting Private Education, which provides that the board of a school should consist of the sponsor or its agent(s), the school principal and school employee representative(s).

3. School’s ownership of school assets

Same. Pursuant to Articles 35 and 36 the Law for Promoting Private Education, the capital contributed to a private school and generated during the operation of the school are assets of the school, and the school has the right to manage and use such assets.

4. School’s right to enter into service agreements with sponsor and/or affiliate of sponsor

Same. Pursuant to Articles 35 and 36 the Law for Promoting Private Education as discussed above, the private school has the right to manage and use school’s assets. Article 43 of the Law for Promoting Private Education further provides that the Chinese government “supports and encourages” entities to provide services to private schools. Based on the foregoing, a private school, regardless of its election as a NRRR school or an RRR school, may enter into service agreements with any other entities that provide services to the school and pay fees as required by the agreements.

[1]	There are 9 schools that are unclassified.

ANNEX I-22

	RRR Schools	NRRR Schools
5. School’s right to determine the amount of fees that may be paid under such agreements	Same. There are no legal restrictions as to the amount (minimum or maximum) of fees that may be paid under the service agreements.
6. School’s right to distribute earnings to its investor(s) (other than through service fees)

Yes. Article 51 of the Law for Promoting Private Education provides that,
“[i]nvestors of a private school may choose to require “reasonable returns” from the accumulated profits of the school after deduction of costs, the reserved development fund and other expenses as required by relevant regulations.”

No. Distribution of dividends is not allowed for NRRR Schools.
7. School’s obligations to allocate development funds

Pursuant to Article 37 of the Implemental Rules for Promoting Private Education, RRR Schools are required to make annual appropriations of 25% of after-tax income prior to payments of dividends to its development fund to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment.

Pursuant to Article 37 of the Implemental Rules for Promoting Private Education, NRRR Schools are required to allocate an amount to be equivalent to no less than 25% of the “annual increase of net assets of the schools” as determined in accordance with generally accepted accounting principles in the PRC.

8. Sponsor’s right to transfer sponsorship interests to a third party

Same. Sponsors of a private school have the right to sell their sponsorship interest in the school. Article 54 of the Law for Promoting Private Education provides that, “[f]or an alteration of the sponsor of a private school, the matter shall be put forth by the sponsor and, after financial settlement and upon agreement by the executive council or the board of directors of the school, submitted to the examination and approval authority for verification and approval.”

9. Sponsor’s right to negotiate for and decide on the amount of consideration for sponsorship transfer

Same. The consideration to be paid by the new sponsor, as the buyer, to the existing sponsor, as the seller, is determined through negotiations between them. There are no legal restrictions in this regard.

10. Sponsor’s right to initiate liquidation of sponsored schools	Same. Pursuant to Article 21 of the Law for Promoting Private School, the termination (liquidation) of a school requires the approval of the board of directors of the school.

ANNEX I-23

	RRR Schools	NRRR Schools
11. Sponsor’s right to receive residual assets upon liquidation

Same.

There is no explicit provision addressing this issue under the Law for Promoting Private Education. Article 59 of the Law for Promoting Private Education provides:

“[Upon liquidation], the assets of a private school shall be used according to following order:

(1) repaying the students tuition fees, miscellaneous expenses and other fees;

(2) paying the staff’s salary and social welfare;

(3) repaying other debts.

The residual assets shall be disposed pursuant to relevant laws and regulations.”

There is no current PRC law providing that the assets of a private school become state-owned property upon its liquidation.

In the absence of a national law providing for the sponsor’s rights upon liquidation of a private school, provincial regulations and interpretations are ambiguous and inconsistent on this subject. Notwithstanding the legal uncertainties surrounding this issue, the Company believes the potential risk that the Company will not receive all of the residual assets upon the New Oriental Schools’ liquidation is immaterial. See Section 2.3.3 of the Legal Analysis Memo attached as Annex II.

ANNEX I-24

APPENDIX B TO ANNEX I

810-10-25 (Q&A 94) — Determining the Primary Beneficiary in a Related-Party Group When Members of the Related-Party Group Are Under Common Control

FASB Accounting Standards Update No. 2010-10, Amendments for Certain Investment Funds, indefinitely defers the amendments in FASB Accounting Standards Update No. 2009-17, Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities, for a reporting entity’s interest in certain entities. See 810-10-05 (Q&A 02) for guidance on determining which consolidation model to apply.

Before the Adoption of ASU 2009-17

This Q&A is only applicable under the amendments to ASC 810-10 by ASU 2009-17.

After the Adoption of ASU 2009-17

ASC 810-10-25-44 states, in part: In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraphs 810-10-25-38A but, as a group, the reporting entity and its related parties (including de facto agents described in the preceding paragraph) have those characteristics, then the party within the related party group that is most closely associated with the [variable interest entity (VIE)] is the primary beneficiary.

Question

How does a reporting entity determine which party in a related-party group is most closely associated with a VIE when the related parties are under common control?

Answer

When related parties are under common control, each party within the related-party group must first determine whether it meets the characteristics of a controlling financial interest in ASC 810-10-25-38A. If each of the reporting entities within the related-party group concludes, individually, that the reporting entity’s variable interests do not provide it with both of the characteristics in ASC 810-10-25-38A, the related-party group would need to apply the guidance in ASC 810-10-25-44 to determine which party is most closely associated with the VIE.

Although the analysis described in ASC 810-10-25-38A may indicate that one party within the related-party group appears to exhibit the characteristics of a controlling financial interest, a closer evaluation of the substance of the stated power and economic exposure is necessary when one party controls some or all parties within the related-party group, since that controlling party may have the ability to assign power or exposure to economics to a particular party to achieve a preferred consolidation result. A reporting entity should carefully consider the substance of the terms, transactions, and arrangements between the related parties and the parent company when determining whether one party in the related party group has both of the characteristics in ASC 810-10-25-38A.

ANNEX I-25

Thus, notwithstanding the stated power and economic exposure, all relevant facts and circumstances, including the guidance in ASC 810-10-25-44(a) through (d), may need to be considered even if one party within the related-party group appears to exhibit the characteristics of a controlling financial interest in ASC 810-10-25-38A. If one party within the related-party group appears to be most closely associated with the VIE on the basis of the guidance in ASC 810-10-24-44(a) through (d), but the stated power arrangements indicate that another party within the related-party group meets both of the characteristics in ASC 810-10-25-38A, the stated power of the parties may not be substantive.

ANNEX I-26

Annex II

PRC Legal Analysis Memo

ANNEX II

ANALYSIS—SPONSORSHIP INTERESTS IN

PRIVATE SCHOOLS

1.	Introduction

As of May 31, 2012, the end of the Company’s fiscal year 2012, the Company had 551 schools (each, a “New Oriental School”) which were consolidated into the Company’s consolidated financial statements. The Company analyzes whether a private school’s sponsor owns the private school in accordance with Article 71 of the General Principles of the Civil Law and the Law for Promoting Private Education.

Article 71 of the General Principles of the Civil Law provides that:

“Property ownership” means the owner’s rights to lawfully possess, utilize, profit from and dispose of the property.

Based on the foregoing, whether the sponsorship interest in a private school is equivalent to the ownership interest depends on whether the sponsor has the rights to lawfully (1) possess, (2) utilize, (3) profit from, and (4) dispose of, the private school.

Under Articles 9 and 35 of the Law for Promoting Private Education, a private school is an independent entity with its own legal person status, and it is the school, and not the sponsor, that owns the school’s assets. The Company believes that the legal relationship between sponsors and schools is substantially equivalent to that between shareholders and companies. A company has its own legal person status, which is independent from its shareholders, and the company’s assets are owned by the company but not by its shareholders. On the other hand, it is legally correct to say that the shareholders of the company “own” the company in which they have all the equity interests, because the shareholders’ rights in the company meet the four prongs of “property ownership” set forth in Article 71 of the General Principles of the Civil Law.

After analyzing the four-prong ownership test set forth in Article 71 of the General Principles of the Civil Law, the Company and its PRC counsel believe that sponsorship interests in a private school are substantially equivalent to ownership interests. The Company’s analysis is set forth below.

2.	Analysis

2.1	“Possess”

The Company and its PRC counsel believe that a sponsor “possesses” a private school in the same way as a shareholder of a PRC company “possesses” the company. The way a shareholder “possesses” a PRC company is by entering its name into the company’s articles of association and corporate records filed with the relevant authority, as provided by Articles 25 and 33 of the PRC Company Law. Similarly, the way a sponsor “possesses” a private school is by entering its name into the schools’ articles of association and operating permit, pursuant to Article 14 of the Implementation Rules for Promoting Private Education.

[1]	Including 53 schools and two kindergartens.

ANNEX II-1

2.2	“Utilize”

The sponsor’s right to “utilize” a private school is supported by PRC laws and regulations that give the sponsor the rights to exercise ultimate control over the private school. Pursuant to the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, the sponsor of a private school has the right to exercise ultimate control over the school, as explained in detail below.

2.2.1 The sponsor has control over the private school’s constitutional documents

Pursuant to Article 14 of the Law for Promoting Private Education and Article 9 of the Implementation Rules for Promoting Private Education, the sponsor prepares the school’s initial articles of association. Under Article 14 of the Implementation Rules for Promoting Private Education, the sponsor may prepare and adopt the school’s articles of association to include provisions regarding the following matters:

(a)	appointment procedure for the board of directors of the school;

(b)	appointment of the legal representative of the school;

(c)	the school’s status as a school requiring reasonable returns (“RRR”) or a school not requiring reasonable returns (“NRRR”);

(d)	terms, conditions and procedures for the voluntary liquidation of the school; and

(e)	procedures for amending the articles of association of the school.

2.2.2 The sponsor has the right to elect and replace the private school’s decision making bodies and therefore controls the private school’s business and affairs

The sponsor of a private school has ultimate control of the business and affairs of the school through its control over the school’s decision making body, i.e., the school’s board of directors. Pursuant to Article 9 of the Implementation Rules for Promoting Private Education, a private school’s sponsor has the statutory right to appoint the initial directors of the school, subject only to the requirement under Article 20 of the Law for Promoting Private Education, which provides that the board of a school should consist of the sponsor or its agent(s), the school principal and school employee representative(s). Article 14 of the Implementation Rules for Promoting Private Education then gives the sponsor the power to determine the procedures governing subsequent changes to the board of directors of the school. In the case of the New Oriental Schools, both the board of directors of each school and the board of directors of each school’s sponsor, are perfunctory since the Company has implemented processes and controls that enable the Company to make major decisions that affect each school, including appointment or dismissal of the school principal. For a detailed description of these processes and controls, please see paragraphs 33 to 36 of the VIE Analysis Memo submitted as Annex I to the Company’s response letter dated July 31, 2012.

ANNEX II-2

Pursuant to Article 21 of the Law for Promoting Private Education and Articles 20 and 21 of the Implementation Rules for Promoting Private Education, a private school’s board of directors is responsible for making major decisions that affect the school. By controlling a private school’s board of directors as discussed above, the sponsor possesses ultimate control over decisions concerning the private school’s operation, which, pursuant to Article 21 of the Law for Promoting Private Education, include appointment and dismissal of the school principal, formulation of rules and regulations of the school, adoption of development plans and approval of annual work plans, raising funds for school operations and adoption of budgets and final financial statements, making decisions on the number and compensation of the employees, and making decisions on the division, merger or termination of the school.

2.3	“Profit from”

There are three perspectives from which the Company analyzes whether a sponsor can profit from private schools: (i) whether a sponsor can, directly or indirectly, receive a school’s profits; (ii) whether a sponsor can profit from the sale of a school; and (iii) whether a sponsor has the right to obtain residual assets when a school is liquidated.

2.3.1 Ability to receive profits

In the absence of any contractual restrictions or other control mechanism implemented by a school or its affiliates, a sponsor of an RRR school has the right to receive “reasonable returns” from the RRR school. Under the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Under Article 51 of the Law for Promoting Private Education, investors of a private school may choose to require “reasonable returns” from the accumulated profits of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by relevant regulations. The election to establish a private school requiring reasonable returns is made by the school’s sponsor. Further, a private school has the right to amend the school’s articles of association to change a school from a NRRR school to an RRR school, or vice versa. A change of a school’s articles of association requires the approval of the local education authority, which approval is perfunctory in nature because there are no limitations or restrictions for a school to elect to be a NRRR or an RRR school.

It is also permissible under PRC law for a sponsor to receive profits from a NRRR or an RRR school by providing or having its affiliates provide exclusive services to the school and charge service fees therefor. Private schools have the legal right to enter into service agreements, accept services and pay services fees according to the services agreements. Pursuant to Article 35 of the Law for Promoting Private Education, a private school has property rights over the assets accumulated throughout the school’s operation. Article 43 of the Law for Promoting Private Education further provides that the Chinese government “supports and encourages” entities to provide services to private schools. Based on the foregoing, a private school (regardless of its election as a NRRR school or an RRR school) may enter into service agreements with any other entities that provide services to the school and pay fees as required by the agreements.

ANNEX II-3

2.3.2 Ability to profit from the sale of a private school

Sponsors of a private school may sell the school by selling their sponsorship interest in the school, which is similar to shareholders of a company who sell the company by selling their equity interests in the company. Pursuant to Article 54 of the Law for Promoting Private Education, the change of the sponsor must be initiated by the sponsor. The consideration to be paid by the new sponsor, as the buyer, to the existing sponsor, as the seller, is determined through negotiations between them, which often exceeds the existing sponsor’s initial investment in the school.

Based on the Company’s knowledge, there are many instances where private schools were sold and the former sponsors of the schools received proceeds and realized profit from sales without the need to share profit with any government authorities except for customary taxes in connection with the sales transaction. The following are examples based on publicly available information:

Case 1: Transfer of Renfu’s Interests in Huaxia College

Transferor	Wuhan Renfu Pharmaceutical Stock Co., Ltd. ( ), a company listed on Shenzhen Stock Exchange

Transferee	Wuhan Siborui Science and Education Development Co., Ltd ( )

Subject matter	Sponsorship of Huaxia College

Date	July 5, 2010

Consideration	RMB340 million

Sponsor’s accumulative investment in Huaxia College	RMB300 million

Sponsor’s profit in this transfer	RMB40 million

Consideration paid to the state / government	None

ANNEX II-4

Case 2: Transfer of Renfu’s Interests in the sponsor of Lijiang College

Transferor	Wuhan Renfu Pharmaceutical Stock Co., Ltd. ( ), a company listed on Shenzhen Stock Exchange

Transferee	Shanghai Xijiu Information Technology Co., Ltd. ( )

Date	September 11, 2009

Subject matter	66% equity interests in China United Biological Technology Co., Ltd. ( ), which is the sole sponsor of Lijiang College.

Consideration	RMB155,100,000

Book value of Lijiang College	RMB69,507,100

Sponsor’s profit in this transfer	RMB85,500,000

Consideration paid to the State / government	None

Case 3: Acquisition of 60% of Interests in Mingshitang School

Transferor	Beijing Zhongke Tianchuang High-Tech Co., Ltd. ( )

Transferee	Beijing New Oriental Education & Technology (Group) Co., Ltd.

Subject matter	60% sponsorship interests in Beijing Haidian Mingshitang Exam Training Education School (“Mingshitang School”)

Date	June 2008

Consideration	RMB14,100,000

Sponsor’s investment in Mingshitang School	RMB500,000

Sponsor’s profit in this transfer	RMB13,600,000

Consideration received by the State / government	None

2.3.3 Right to residual assets upon a private school’s liquidation

There is no current PRC law providing that the assets of a private school become state-owned property upon its liquidation. Before the Law for Promoting Private Education took effect in 2003, the Regulations on Schools Run by Different Sectors of Society had provided that upon liquidation, the residual assets of a private school after the original investment had been returned to the sponsor would be used by the relevant PRC government for the development of private education. However, this is no longer the case, as Article 68 of the Law for Promoting Private Education expressly abolished the Regulations on Schools Run by Different Sectors of Society.

Furthermore, the Company is not aware of any PRC law that provides that upon liquidation of a private school, the sponsor is legally restricted to receive only its invested capital and is not allowed to have other return. According to the Company’s PRC counsel, there is no national law that addresses this subject one way or the other, but there are local regulations or interpretations that specifically provide that sponsors are entitled to private schools’ residual assets pro rata based on their respective capital contribution.

ANNEX II-5

For instance, according to the Opinions on Promoting the Development of Private Education adopted by Chongqing Municipality Government in 2008, “upon the termination of a private school, after the schools’ debts are paid off in accordance with laws and regulations, the school’s sponsors should be entitled to receive the residual assets pro rata.” (Paragraph 4, Subsection 4, Article II. Emphasis added.)

Nevertheless, there are also local regulations that are less clear in this regard. For instance, according to Article 39 of the Rules for Private Education enacted by the Standing Committee of the Hebei Provincial People’s Congress in 2001:

After the payment of liquidations fees, a school’s remaining assets shall be disposed in the following order:

(1) paying refundable tuitions to students;

(2) paying outstanding staff salary and social welfare;

(3) paying off debts;

(4) returning sponsor’s investment or the monetary value of the sponsor’s investment;

(5) the remaining assets shall be reasonably distributed by the approval authority according to factors such as investment proportion, and management contributions; the portion that the state is entitled to shall be used for private education. (Emphasis added.)

With the assistance of its PRC counsel, the Company has conducted a survey, attached as Appendix A hereto, of the publicly available provincial PRC regulations or interpretations concerning the distribution of residual assets upon private schools’ liquidation and found 17 provincial regulations and interpretations. The results of this survey show that in the absence of a national law providing for the sponsor’s rights upon liquidation of a private school, provincial regulations and interpretations are ambiguous and inconsistent on this subject.

Notwithstanding the legal uncertainties surrounding this issue, the Company believes the potential risk that the Company will not receive all of the residual assets upon the New Oriental Schools’ liquidation is immaterial for the reasons set forth below:

•

The Company (including its predecessor) has engaged in the private education industry in China for nearly 20 years with a deep understanding of the evolution of the private education industry and related regulatory regime in China. The Company believes that the PRC government encourages the development of the private education industry, and to the extent there are any concerns about rights to the residual assets of a private school, these concerns are mainly related to private schools involved in the “compulsory basic education” because of the strong governmental interest in providing a fundamental education for China’s youth. The PRC government is concerned about school owners closing critical compulsory basic education schools and taking the assets to the detriment of the school’s students who may not have sufficient alternatives, especially in the situation where governmental financial assistance was used in the establishment of the school. In addition, the PRC government has stated publicly that “training” services should be encouraged and become one of the major consumer businesses in China. The Company’s private educational services are centered on providing supplemental “training” services such as English and other foreign language training and test preparation services to students of different ages. Therefore, the Company believes that it is extremely unlikely that the residual assets of any New Oriental School will become state property upon liquidation.

ANNEX II-6

•

There were no capital contributions made by any PRC governmental authorities to the New Oriental Schools. Nor did any of the New Oriental Schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Therefore, even in cities where local regulations require donated assets to be turned over upon private schools’ liquidation, these regulations do not affect the New Oriental Schools.

•

Since the Law for Promoting Private Education became effective on September 1, 2003, the Company and its PRC counsel are not aware of any case in China where a private school became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor.

•

The Company historically has never liquidated any school that is profitable and the Company has no plan to do so in the future. If, for any reasons, the Company would like to divest a profitable school, a commercially sensible way to do so is to sell the school, rather than to liquidate the school. In this situation, as discussed in Section 2.3.2 above, the sponsor is entitled to receive consideration of transferring sponsorship, which often exceeds its initial investment in the school.

•

One school named “Beijing New Oriental International Prep School ( )” completed a voluntary liquidation proceeding in 2010. This school was a loss-making school before its closure and New Oriental China was the sponsor of the school. The liquidation audit report prepared by an independent PRC accounting firm showed nil left to be distributed to the sponsor of the school as of the date of the liquidation. Nonetheless, the liquidation audit report included the following statements: “[P]riority of payments in the asset liquidation is as follows: 1. employee salaries and labor insurance premium; 2. taxes payable; and 3. other debt. Residual assets after paying all liquidation expenses and debt shall be distributed among the investors pro rata based on their respective ownership percentage in the school.” [Emphasis added.] After the liquidation audit report was submitted to the relevant local government authorities, the school’s liquidation was approved by the government authorities.

2.4 “Dispose of”

As discussed above, shareholders of a company sell the company by selling their equity interests in the company. Similarly, sponsors of a private school sell the school by selling their sponsorship interest in the school. Article 54 of the Law for Promoting Private Education provides that:

For an alteration of the sponsor of a private school, the matter shall be put forth by the sponsor and, after financial settlement and upon agreement by the executive council or the board of directors of the school, submitted to the examination and approval authority for verification and approval.

ANNEX II-7

As the change of the sponsor of a school must be initiated by the sponsor, the sponsor is able to negotiate with the prospective buyer and receive consideration for transferring sponsorship, which often exceeds the sponsor’s initial investment in the school. Please see “Section 2.3.2—Ability to profit from the sale of a private school” for further discussion.

2.5 Issues Related to the Accounting Principles for Non-Government Non-Profit Organizations

The Company recently became aware of an argument that the sponsor is not “allowed” to own a private school based on Article 2 the Accounting Principles for Non-Government Non-Profit Organizations (MOF, 2005). The Company and its PRC counsel do not agree to this argument. Article 2 of Accounting Principles for Non-Government Non-Profit Organizations (MOF, 2005) provides:

These Accounting Principles apply to non-government non-profit organizations established within the territory of the People’s Republic of China in accordance with the law. Non-government non-profit organizations include but are not limited to organizations registered in accordance with PRC laws and regulations, foundations, private non-enterprise entities, monasteries, temples, mosques and churches. Non-government nonprofit organizations that follow these Accounting Principles must meet all of the following conditions:

(1) The organization is not-for-profit purposes and objectives;

(2) Parties that provide resources to these organizations do not require financial returns from these organizations; and

(3) Parties that provide resources are not entitled to the ownership of the organization.

The New Oriental Schools are either RRR or NRRR schools but are not classified as “non-profit schools” under any official permits, licenses or other documents. This is not inconsistent with Article 3 of the Law for Promoting Private Education. Article 3 provides that “Privately-run schools belong to public welfare undertakings.” The Chinese term used in Article 3 of the Law for Promoting Private Education uses is “ ”, which the Chinese government’s official web portal has translated as “public welfare undertaking.” (See http://english.gov.cn/laws/2005-10/09/content_75357.htm) The Chinese term used in the Accounting Principles for Non-Government Non-Profit Organizations is “ ”, for which the correct translation should be “not-for-profit” or “non-profit.” Accordingly, private schools in China may belong to “public welfare undertaking” pursuant to Article 3 of the Law for Promoting Private Education but they are not necessarily “non-profit” schools.

ANNEX II-8

The State Council of the People’s Republic of China actually recognizes that there are differences between “for-profit private schools” and “non-for-profit schools” and acknowledge the urgency to have different regulatory regimes for for-profit and non-profit private schools. On July 29, 2010, the State Council promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities:

Educational regulatory authorities should earnestly strengthen the co-ordination of private education, planning and management work. They should actively explore different regulatory regimes for for-profit and non-profit private schools. (Article 44)

[The state should] carry out a pilot program to implement different regulatory regimes for for-profit and non-profit private schools. (Article 67)

Unfortunately, to date, the PRC government has not adopted “different regulatory regimes for for-profit and non-profit private schools.” As a result, government authorities at different levels may not differentiate between non-profit and for-profit private schools. The Accounting Principles for Non-Government Non-Profit Organizations is such an example. In practice, as required by the PRC tax authorities, the Company uses the PRC enterprises accounting principles (which are accounting rules for for-profit entities) to prepare financial statements submitted to the PRC tax authorities.

The Company has been advised by its PRC counsel that it is not appropriate to use the accounting principles adopted by the Ministry of Finance to determine the legal ownership of a private school.

3. Conclusion

In summary, the Company and its PRC counsel believe that under current PRC law and practice, the “sponsorship interests” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent to the “equity interests” a shareholder holds in a company.

There are ambiguities and inconsistencies in the local PRC regulations or interpretations of sponsors’ rights upon liquidation of private schools. However, these ambiguities and inconsistencies can only be resolved by the PRC government with its adoption and implementation of different regulatory regimes for for-profit and non-profit private educational service providers. The PRC State Council has recognized the urgency to have such different regulatory regimes in its Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), although no new regulatory regimes have been adopted and implemented to date.

ANNEX II-9

APPENDIX A TO ANNEX II

A SURVEY OF PROVINCIAL PRC REGULATIONS ON DISTRIBUTION OF RESIDUAL ASSETS

UPON PRIVATE SCHOOLS’ LIQUIDATION

No.	Local Regulations	Relevant Provisions	No. of New Oriental Schools in the province (Note 1)
1.	Chongqing Opinions on Promoting the Development of Private Education (2008), adopted by Chongqing Municipality Government	Upon the termination of a private school, after the schools’ debts are paid off in accordance with laws and regulations, the school’s sponsors should be entitled to receive the residual assets pro rata. (Paragraph 4, Subsection 4, Article II.)	1

2.	Hebei Rules for Private Education (2001), adopted by the Standing Committee of the Hebei Provincial People’s Congress	After the payment of liquidations fees, a school’s remaining assets shall be disposed in the following order: (1) paying refundable tuitions to students; (2) paying outstanding staff salary and social welfare; (3) paying off debts; (4) returning sponsor’s investment or the monetary value of the sponsor’s investment; (5) the remaining assets shall be reasonably distributed by the approval authority according to factors such as investment proportion, and management contributions; the portion that the state is entitled to shall be used for private education. (Article 39.)	2

3.	Tianjin Rules for Promoting Private Education (2011), adopted by the Standing Committee of Tianjin Municipal People’s Congress	After the termination of a private school, assets donated or entrusted to the school shall continue to be used for private education. (Article 15)	1

4.	Guangdong Implementation Measures for the Law for Promoting Private Education (2009), adopted by the Standing Committee of Guangdong Provincial People’s Congress	Upon the termination of a private school, the school shall make proper placement of students and the approving authority shall provide assistance. In case of the termination of a private school that provides compulsory education, the approving authority shall make arrangement to enable the students to continue their education. (Article 19)	3

ANNEX II-10

No.	Local Regulations	Relevant Provisions	No. of New Oriental Schools in the province (Note 1)
5.	Guizhou Rules for Promoting Private Education (2005), adopted by the Standing Committee of Guizhou Provincial People’s Congress	Upon the termination of a private school, the private school shall liquidate assets in accordance with relevant laws and regulations, dispose assets and repay debts. (Article 30)	1

6.	Hunan Implementation Measures for the Law for Promoting Private Education (2006), adopted by the Standing Committee of Hunan Provincial People’s Congress	Upon the termination of a private school, the private school shall liquidate assets in accordance with relevant laws and regulations, dispose assets and repay debts. (Article 28)	3

7.	Inner Mongolia Implementation Measures for the Law for Promoting Private Education (2006), adopted by the Standing Committee of Inner Mongolia People’s Congress	Upon the termination of a private school, the school shall make proper placement of students, and the approving authority shall provide assistance. The school shall liquidate according to laws. (Article 31)	1

8.	Shaanxi Rules for Promoting Private Education (2004), adopted by the Standing Committee of Shaanxi Provincial People’s Congress	Upon the termination of a private school, the private school shall liquidate in accordance with relevant laws and regulations, and dispose residual assets in accordance with laws. (Article 29)	1

9.	Sichuan Implementation Measures for the Law for Promoting Private Education (2008), adopted by the Standing Committee of Sichuan Provincial People’s Congress	The termination and liquidation of a private school shall be subject to relevant laws and regulations. (Article 10)	1

10.	Yunnan Rules for Private Education (2012), adopted by the Standing Committee of Yunnan Provincial People’s Congress	The termination of a private school shall be subject to the provisions of the Law for Promoting Private Education. (Article 11)	1

ANNEX II-11

No.	Local Regulations	Relevant Provisions	No. of New Oriental Schools in the province (Note 1)
11.	Beijing Implement Measures of Law for Promoting Private Education (2006), adopted by the Standing Committee of Beijing Municipal People’s Congress	These local regulations do not include any provision discussing the distribution of residual assets upon the liquidation of a private school.	4

12.	Jilin Regulations on Promoting the Development of Private Education (2010), adopted by Jilin Provincial Government	These local regulations do not include any provision discussing the distribution of residual assets upon the liquidation of a private school.	4

13.	Heilongjiang Rules for Promoting Private Education (2007), adopted by the Standing Committee of Heilongjiang Provincial People’s Congress	These local regulations do not include any provision discussing the distribution of residual assets upon the liquidation of a private school.	1

14.	Jiangxi Rules for Promoting Private Education (2006), adopted by the Standing Committee of Jiangxi Provincial People’s Congress	These local regulations do not include any provision discussing the distribution of residual assets upon the liquidation of a private school.	1

15.	Liaoning Rules for Promoting Private Education (2006), adopted by the Standing Committee of Liaoning Provincial People’s Congress	These local regulations do not include any provision discussing the distribution of residual assets upon the liquidation of a private school.	3

16.	Shanghai Rules for Promoting Lifelong Education (2011), adopted by the Standing Committee of Shanghai Municipal People’s Congress	These local regulations do not include any provision discussing the distribution of residual assets upon the liquidation of a private school.	1

ANNEX II-12

No.	Local Regulations	Relevant Provisions	No. of New Oriental Schools in the province (Note 1)
17.	Shanxi Implementation Measures for the Law for Promoting Private Education (2006), adopted by the Standing Committee of Shanxi Provincial People’s Congress	These local regulations do not include any provision discussing the distribution of residual assets upon the liquidation of a private school.	1

Note 1: We are not able to find regulations relating to private education for the following provinces and/or autonomous regions: Anhui, Fujian, Gansu, Guangxi, Hainan, Henan, Hubei, Ningxia, Qinghai, Shandong, Jiangsu, Tibet, Xinjiang and Zhejiang. The Company has 25 schools that are located in these provinces and/or autonomous regions.

ANNEX II-13